Exhibit 99.1

EMPOWER CLINICS INC.

(formerly ADIRA ENERGY LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017, 2016 and 2015

U.S. DOLLARS IN THOUSANDS

INDEX

Page
Independent Auditors’ Report

Consolidated Statements of Financial Position	1

Consolidated Statements of Comprehensive Loss	2

Consolidated Statements of Changes in Deficit	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5 - 16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Empower Clinics Inc. (Formerly Adira Energy Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Empower Clinics Inc. (formerly Adira Energy Ltd.) (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in deficit and cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements which indicates that the Company incurred a net loss of $75 during the year ended December 31, 2017 and, as of that date, the Company’s current liabilities exceeded its total assets by $335. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to error or fraud.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since September 30, 2010.

Mississauga, Canada

April 30, 2018

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	Notes	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	4	$14	$19
Loan Receivable	8	-	25
Other receivables and prepaid expenses	5	-	8
		$14	$52

Liabilities
Current liabilities
Trade payables	6	$38	$11
Accrued liabilities	7	307	263
Loan Payable	8	4	-
		349	274
Non-current Liabilities
Warrant liability	9	29	67
		378	341
Equity
Share capital	12	-	-
Additional paid-in capital	12	34,060	34,060
Accumulated deficit		(34,424)	(34,349)
Total deficit		(364)	(289)
Total liabilities and deficit		$14	$52

Nature of operations and going concern(Note 1)

Approved on Behalf of the Board:

April30, 2018	“Craig Snyder”	“Lorne Gertner”
Date of approval of the	Craig Snyder	Lorne Gertner
financial statements	Chairman of theBoard	Director

The accompanying notes are an integral part of these consolidated financial statements

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Years ended December 31,
	Notes	2017	2016	2015
Expenses:
General and administrative expenses	14,16	$119	$268	$349
Gain on settlement of accounts payable and other payables		-	-	(25)
Interest income		(6)	-	-

Total expenses		113	268	$324
Loss from operations		(113)	(268)	(324)
Gain on foreign exchange		-	8	(23)
Gain on revaluation of warrant liability	9	38	45	78
Loss before income taxes		(75)	(215)	(269)
Income taxes		-	-	-
Net loss and comprehensive loss		$(75)	$(215)	$(269)

Basic and diluted net loss per share attributable to equity holders of the parent		$-	$(0.01)	$(0.02)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		17,112,022	17,112,022	15,439,508

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

U.S. dollars in thousands, except share data

	Notes	Number of shares	Share Capital	Additional paid-in capital	Accumulated deficit	Total Deficit
Balance - December 31, 2014		12,292,022	$-	$34,051	$(33,865)	$186
Shares and warrants issued in private placement, net	12b(ii)	4,820,000	-	7	-	7
Share based compensation	12c	-	-	2	-	2
Net loss		-	-	-	(269)	(269)
Balance - December 31, 2015		17,112,022	-	$34,060	$(34,134)	$(74)
Net loss		-	-	-	(215)	(215)
Balance - December 31, 2016		17,112,022	$-	$34,060	$(34,349)	$(289)
Net loss		-	-	-	(75)	(75)
Balance - December 31, 2017		17,112,022	$-	$34,060	$(34,424)	$(364)

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the years ended December 31,
	2017	2016	2015
Cash flow from operating activities
Net loss for the year	$(75)	$(215)	$(269)
Items not affecting cash:
Loss on sale of fixed assets	-	-	2
Revaluation of warrants	(38)	(45)	(78)
Share-based compensation	-	-	2
Gain on settlement of trade payables	-	-	(25)
Changes in non-cash working capital:
Decrease in other receivables and prepaid expenses	8	6	50
Increase in trade payables	27	(49)	(82)
Increase in accrued liabilities	44	198	9
	(34)	(105)	(391)
Cash flow from investing activities
Proceeds from sale of equipment	-	-	1
Cash provided from loan received from SMAART	4	-	(25)
Cash provided from repayment of loan from SMAART	25	-	9
	29	-	(15)

Cash flow from financing activities
Proceeds from issue of shares, net of share issuance costs	-	-	196

Decrease in cash and cash equivalents	(5)	(105)	(210)
Cash and cash equivalents, beginning of year	19	124	334

Cash and cash equivalents, end of year	$14	$19	$124

The accompanying notes are an integral part of these consolidated financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 1: NATURE OF OPERATIONS AND GOING CONCERN

a.	Nature of operations

Empower Clinics Inc (formerly Adira Energy Ltd., “Empower” or the “Company”) is a leading owner and operator of medical cannabis clinics and developer of medical products in the US, focused on enabling individuals to improve and protect their health. The Company is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The registered head office is located at 400-570 Granville Street, Vancouver BC V6C 3P1. The Company's shares are currently traded on the OTC market in the U.S. the TSX Venture Exchange (“TSX”) and as of April 30, 2018, on the Canadian Securities Exchange in Canada.

The consolidated financial statements of the Company for the year ended December 31, 2017 were authorized for issue in accordance with a resolution of the directors on April 30, 2018.

b.	Reverse Take Over

On April 27, 2018, the Company completed its previously disclosed transaction with SMAART Holdings Inc. (“SMAART”) to acquire assets which constituted a reverse take-over of the Company (the “Transaction”). Pursuant to the Transaction, a subsidiary of the Company amalgamated with SMAART to form the wholly owned subsidiary, Empower Clinics Inc. In return, all of the issued and outstanding securities of SMAART were exchanged for equivalent securities, including Common Shares, of Empower. In connection with the Transaction, the Company also changed its name to “Empower Clinics Inc.” and underwent a 6.726254 to one share consolidation. In addition, a private placement was completed whereby 8,443,473 Common Shares were issued at a price of CDN$0.31 per share for aggregate gross proceeds of CDN$2,617,476. As a result, Empower will have 70,966,958 Common Shares issued and outstanding.

c.	Going concern

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As at December 31, 2017, the Company had an accumulated deficit of $34,424 (2016 - $34,349) and is not yet generating operating cash flows. As such, there is substantial doubt regarding the Company’s ability to continue as a going concern. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue operations is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 2: BASIS OF PREPARATION

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

b.	Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, and are presented in U.S. dollars. All values are rounded to the nearest thousand ($000), except share and per share data or when otherwise indicated.

c.	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Adira Energy Holdings Corp. and Adira Energy Israel Ltd.

The results are included in the consolidated statements of comprehensive loss up to the effective date of dissolution.

Adira Energy Israel Ltd. was sold subsequent to the year-end.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

a.	Significant judgments and estimates

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

Fair value of derivative financial instruments: Management assesses the fair value of the Company’s financial derivatives in accordance with the accounting policy stated in Note 3(i) to the consolidated financial statements. Fair value of the warrant liability has been measured using the Black-Scholes model, taking into account the terms and conditions upon which the warrants are granted. These calculations require the use of estimates and assumptions. Changes in assumptions concerning volatilities, interest rates, foreign exchange rates, and expected life could have a significant impact on the fair value attributed to the Company’s financial derivatives.

b.	Translation of foreign currencies

The Company’s presentation currency is the U.S. dollar. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for the Company and each of its subsidiaries, and is used to measure the financial position and operating results. The functional currency of the Company and its subsidiaries is the U.S. dollar. Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences, are recognized in income or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.	Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company's cash management.

d.	Financial instruments

The Company’s financial instruments consist of the following summarized accounts included within the consolidated statements of financial position:

Financial assets and liabilities	Classification
Cash and cash equivalents	Loans and receivables
Loan receivable	Loans and receivables
Trade payables	Other financial liabilities
Accrued liabilities	Other financial liabilities
Loan payable	Other financial liabilities
Warrant liability	Fair value through income and loss

Loans and receivables: Loans and receivables are financial assets with fixed or determinable payments not quoted in an active market. These assets are initially recognized at fair value plus transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment loss. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument to the net carrying amount on initial recognition.

Other financial liabilities: Other financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these other financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities are derecognized when the obligations are discharged, cancelled or expired.

Fair value through income and loss: Derivative instruments include the warrant liability which is recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value are recorded in the consolidated statements of comprehensive income and loss for the year.

Impairment of financial assets: Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include financial difficulty of the counterparty, default or delinquency in interest or principal payment or the likelihood that the borrower will enter bankruptcy or financial reorganization.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (Continued)

d.	Financial instruments (Continued)

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts receivable balance is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

e.	Financial instruments

Financial instruments recorded at fair value: The Company classifies its financial instruments according to a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. The three levels of the fair value hierarchy are as follows:

• Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

• Level 2 - Inputs other than quoted prices that are observable for assets or liabilities directly or indirectly; and

• Level 3 - Inputs for assets or liabilities that are not based on observable market data.

Management has determined that the warrant liability represents a level 2 input.

f.	Impairment of non-financial assets

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in income or loss.

g.	Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in income or loss except to the extent they relate to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years. Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or equity depending on the item to which the adjustment relates.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (Continued)

g.	Income taxes (Continued)

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

h.	Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in income or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in income or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

i.	Warrant liability

As the warrants have an exercise price denominated in Canadian dollars which differs from the Company’s functional currency they do not qualify for classification as equity. These warrants have been classified as warrant liability and are recorded initially at the fair value and revalued at each reporting date, using the Black-Scholes valuation method. Changes in fair value for each period are included in comprehensive income and loss for the year.

j.	Loss / income per share

Basic loss / income per share is computed by dividing the income or loss for the year by the weighted average number of common shares outstanding during the year. Stock options and common share purchase warrants are not included in the calculation of diluted loss per share if their inclusion would be antidilutive.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES (Continued)

k.	Standards and amendments issued but not yet effective

The IASB issued new standards and amendments not yet effective.

IFRS 9, Financial Instruments (“IFRS 9”) was initially issued by the IASB on November 12, 2009 and issued in its completed version in July 2014, and will replace IAS 39, "Financial Instruments: Recognition and Measurement" (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for financial years beginning on or after January 1, 2018. The Company assesses that there will be no material impact as a result of the adoption of IFRS 9.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014 and clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. The Company's preliminary assessment of IFRS 15 has determined there will not be a significant impact to the consolidated financial statements as a result of the adoption of this standard

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. An entity applies IFRS 16 for annual periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15 Revenue from Contracts with Customers has also been applied. A lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. The Company is currently assessing the effects of IFRS 16 and intends to adopt on its effective date.

NOTE 4: CASH AND CASH EQUIVALENTS

	December 31,
	2017	2016
US dollars	$11	$17
Canadian dollars	1	1
New Israeli Shekels (“NIS”)	2	1
	$14	$19

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 5: OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2017	2016
Government authorities	$-	$1
Prepaid expenses	-	7
	$-	$8

NOTE 6: TRADE PAYABLES

Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 7: ACCRUED LIABILITIES

	December 31,
	2017	2016
Accrued professional fees	$22	$26
Accrued transaction fees	285	237
	$307	$263

NOTE 8: LOAN RECEIVABLE AND LOANS PAYABLE

In connection with the Transaction, the Company had advanced $25 to SMAART to meet its ongoing working capital requirements pending the completion of the transaction. During the year ended December 31, 2017, SMAART repaid the $25 loan and advanced the Company a loan of $4. SMAART paid the Company interest of $6 in relation to the loan receivable.

NOTE 9: WARRANT LIABILITY

On May 7, 2015, the Company issued 4,820,000 warrants in conjunction with a private placement (Note 13(b) (ii)). The warrants have an expiry period of 3 years from date of issuance and an exercise price of $0.05 CDN per common share.

The warrants were valued at $189 at the time of issuance and were revalued at $67 as at December 31, 2016 and $29 as at December 31, 2017. A gain of $38 was recorded in the consolidated statement of comprehensive loss for the year ended December 31, 2017 (2016 - $45). The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions:

	May 7, 2015	December 31, 2016	December 31, 2017
Expected life (years)	3	1.35	1.35
Risk-free interest rate	0.64%	0.87%	1.64%
Dividend yield	0.00%	0.00%	0.00%
Foreign exchange rate (USD/CAD)	0.8276	0.77	0.79
Expected volatility	222.04%	147.70%	140.00%

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 10: FINANCIAL INSTRUMENTS

The Company's activities expose it to various financial risks, such as market risks (foreign currency risk, consumer price index risk, interest risk and price risk), credit risk and liquidity risk. The Company's comprehensive risk management program focuses on actions to minimize potential adverse effects on the Company's financial performance.

a.	Credit risk:

Concentration of credit risk exists with respect to the Company's cash and cash equivalents, other receivables and prepaid expenses and loans receivable. The Company’s exposure as at December 31, 2017 and 2016 was for $14 and $52 respectively, which consisted of $14 (2016 - $19) in cash held in bank accounts and $nil in loan receivables (2016 - $25).

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company's investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. The Company regularly monitors credit extended to customers and their general financial condition. The Company historically has not had significant past-due receivables.

b.	Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to determine whether it will have sufficient funds to meet its current liabilities when due. As of December 31, 2017, the Company had cash and cash equivalents of $14 (2016 - $19), other receivables, and prepaid expenses of $nil (2016 – $8) and loan receivable of $nil (2016 - $25) to settle current liabilities in the amount of $349 (2016 – $274).

c.	Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk and foreign currency risk.

1.	Interest rate risk:

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

2.	Foreign currency risk:

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the Canadian dollar would not have a significant effect on the Company.

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 11: INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2015 – 26.5%) to the effective tax rates for the years ended December 31 is as follows:

	2017	2016
Loss before recovery of income taxes	$(75)	$(215)
Expected income tax recovery	$(20)	$(57)
Tax rate changes and other adjustments	-	(1,159)
Difference in tax rates	(145)	-
Non-deductible expenses	(12)	(17)
Change in tax benefits not recognized	177	1,232
Income tax (recovery) expense	$-	$-

Unrecognized Deferred Tax Assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2017	2016
Property and equipment	$3	$1
Share issuance costs	2	4
Deferred expenses	66	150
Non-capital losses carried forward	3,979	7,714
Unrealized foreign exchange loss on debt	4,360	-

The Canadian non-capital loss carry-forwards expire as noted in the table below. Share issue and financing costs will be fully amortized in 2018. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable income will be available against which the group can utilize the benefits therefrom.

The Company’s Canadian non-capital income tax losses expire as follows:

2027	$81
2028	107
2029	1,104
2030	1,076
2031	2,103
2032	665
2033	1,027
2034	903
2035	740
2036	321
2037	212
$8,339

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 12: CAPITAL

a.	Authorized

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares

(i)	As at December 31, 2017 and 2016, the Company had 17,112,022 shares issued and outstanding.

(ii)	On May 7, 2015, the Company completed a non-brokered private placement of 4,820,000 units (“Units”) for gross proceeds of $202 ($241,000 CDN). Each Unit consisted of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CDN$0.05 per Common Share until May 6, 2018.

As the warrants are exercisable in a currency other than the Company’s functional currency they are treated as a derivative liability (Note 9). The fair value of the warrants was $189 and was first allocated to the liability with the residual balance of $7, net of $6 in share issuance costs, recorded in additional paid-in capital.

c.	Stock Option Plan

Under the Company's August 31, 2009 Stock Option Plan ("the Incentive Stock Option Plan"), options may be granted to employees, officers, consultants, service providers and directors of the Company or its subsidiaries.

Stock options may be issued up to 10% of the Company's outstanding Common shares at a term and an exercise price to be determined by the Company's Board of Directors. The maximum term of the options is ten years from the date of grant.

As of December 31, 2017, an aggregate of 1,711,202 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

A summary of the stock option plan and changes during the years ended December 31, 2017 and 2016 were as follows:

	Number of options outstanding	Weighted average exercise price
Balance, December 31, 2015	271,334	$2.85
Options forfeited	(35,334)	7.68
Balance, December 31, 2016	236,000	$2.23
Options forfeited	(236,000)	$2.23
Balance, December 31, 2017	-	$-

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 12: CAPITAL (Continued)

d.	Share purchase warrants

The following tables summarize information applicable to warrants outstanding as of December 31, 2017 and 2016:

Issue date	Expiry date	Grant date fair value	Exercise price (*)	Number of warrants
May 7, 2015	May 6, 2018	$0.04	$0.04	4,820,000

(*)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of December 31, 2017.

NOTE 13: CAPITAL MANAGEMENT

The Company is in the early stage of gas and petroleum exploration. The Company has negative cash flows from current operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place. The Company supervises the actual expenditure against the budget to manage its costs and commitments.

The Company's capital management objective is to maximize investment returns for shareholders within the context of relevant opportunities and risks associated with the Company's operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous administrative process.

NOTE 14: RELATED PARTY TRANSACTIONS

a.	For the year ended December 31, 2017, the Company recognized $nil for advisory fees and operating expenses to private companies controlled by the directors or by officers of the Company (2016 - $6).

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

b.	Compensation to directors and key management personnel:

The CEO, CFO, and V.P. Business Development, and the directors are considered key management personnel.

	Years ended December 31,
	2017	2016	2015
Short-term employee benefits	$-	$-	$38
Share-based compensation	-	-	1
	$-	$-	$39
Number of people	2	2	2

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

U.S. dollars in thousands, except share and per share data

NOTE 14: RELATED PARTY TRANSACTIONS(CONTINUED)

c.	Benefits in respect of key management persons (including directors) who are not employed by the Company:

	Years ended December 31,
	2017	2016	2015
Board of Directors fees	$-	$5	$45
Number of people	3	3	3

For the year ended December 31, 2015, the Company recorded a gain on settlement of accounts payable and other payables in the amount of $25, arising from settlement agreements reached with related parties.

NOTE 15: COMMITMENTS AND CONTINGENCIES

As at December 31, 2017 and 2016, the Company had no commitments or contingencies.

NOTE 16: GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2017	2016	2015
Share-based compensation (recovery)	-	-	2
Professional fees	104	225	247
Rent and office expenses	-	7	46
Insurance	7	16	25
Others	2	20	29
	$113	$268	$349